Exhibit 10.3

October 1, 2003

Edward Dinan

President & CEO

Lawrence Hospital Center

55 Palmer Avenue

Bronxville, NY

10708

Re:  Reimbursement of Interest Expense

Dear Mr. Dinan,

In connection with First Consulting Group, Inc.’s (“FCG”) implementation of the Meditech software system at Lawrence Hospital Center (the “Hospital”), FCG will agree to reimburse the Hospital for actual interest amounts owed if the Hospital draws working capital from a third party commercial line of credit or other loan agreement due to an increase in the number of days that its patient accounts receivable are outstanding (the “A/R Days Outstanding”).  FCG’s offer to reimburse such interest amounts is subject to the terms and conditions contained in this letter agreement.

FCG will measure the A/R Days Outstanding for the Hospital during the four (4) month period immediately preceding the 1st day of the month in which the first services under the IT Outsourcing Agreement (the “Agreement”) between FCG and Healthstar Network, Inc. (dba Stellaris Health Network) (“Stellaris”) occur.  During such four month period, the maximum monthly A/R Days Outstanding for the Hospital will be the “Baseline DO Threshold.”  During the Interest Payment Period (defined below), the Hospital will continue to operate in accordance with its bad debt reserve and “write off” policies for the calculation of A/R Days Outstanding in accordance with its past customs and practices, but in any event the Hospital’s A/R Days Outstanding will be calculated “net” of its bad debt reserves and its contractual allowances.

FCG will only reimburse the Hospital’s actual interest charges (not to exceed the prime rate, as reported in the Western Edition of the Wall Street Journal on the Hospital’s borrowing date, plus 2.0%) incurred on incremental borrowings under its credit facility up to the Maximum Principal Amount (defined below) for a period of 120 days after the Commencement Date (defined below) (the “Interest Payment Period”).  The Hospital shall designate its Commencement Date, and such date must be within 90 days after the “go live” date of the “Billing Accounts Receivables” software systems in connection with the Meditech software implementation by FCG (the “Commencement Date”).  FCG will only reimburse the Hospital’s interest charges on principal amounts of indebtedness that have actually been drawn by the Hospital during the Interest Payment Period, and then only based on a principal amount determined by the difference between the A/R Days Outstanding for the previous month-end less the Baseline DO Threshold (and only if such difference is a positive number), multiplied by the Hospital’s average revenue per day (as computed in the calculation of A/R Days Outstanding) during the 120 day period prior to the Commencement Date.

The calculation in the preceding paragraph shall be conducted on the Commencement Date and every 30 days thereafter during the Interest Payment Period.  The principal amount against which FCG will reimburse interest expenses will be adjusted as a result of the monthly calculation; however, FCG will not reimburse any interest expense on principal amounts that exceed the lesser of (i) $2,838,000 or (ii) the Hospital’s average revenue per day (as computed in the calculation of A/R Days Outstanding) during the 120 day period prior to the Commencement Date, multiplied by 10.  Such maximum amount is the “Maximum Principal Amount.”  For example, (assuming the Hospital makes a draw on its credit facility, the Hospital does not repay any such amounts and its average revenue per day is $250,000) if the Hospital’s Baseline DO is 72 days, its A/R Days Outstanding on the Commencement Date is 74 days, its A/R Days Outstanding on the 30th day after the Commencement Date is 75 days, then the maximum principal amount for which FCG would be obligated to pay the Hospital’s actual interest charges for the first 30 days after the Commencement Date is $500,000 and the maximum principal amount FCG for which FCG would be obligated to pay the Hospital’s actual interest charges for the 30th-60th days after the Commencement Date is $750,000.

Further, if the Hospital has repaid any draws under its credit facility during the Interest Payment Period, then the principal amount against which FCG is obligated to reimburse interest charges will be reduced by the amount that the Hospital repaid to its lender. The Hospital will also be required to submit evidence to FCG that it has drawn on its credit facility (including the principal amount and applicable interest rate) and present FCG with an invoice for the interest expense reimbursable under the terms of this letter agreement.  Such invoices will be paid with five business days of receipt.  The Hospital also agrees to promptly inform FCG of any repayments to its lender during the Interest Payment Period.

Except for FCG’s obligations that have accrued prior to the termination date of this letter agreement, FCG’s obligations under this letter agreement shall immediately cease upon the earlier to occur of the following: (i) the termination of the Agreement by Stellaris or FCG for any reason, (ii) the 121st day following the Commencement Date, (iii) Stellaris’ failure to timely pay all undisputed fees associated with the Agreement that results in a material breach of the Agreement, (iv) the dissolution or termination of Stellaris or the Hospital as an operating business, (v) the insolvency of Stellaris or the Hospital (determined if the entity is unable to pay its debts before they become due or if the entity’s total liabilities exceed its total assets), (vi) the appointment of a receiver for Stellaris or the Hospital’s business or property or any assignment for the benefit of creditors, (vii) any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Stellaris or a Hospital, (viii) the commencement of foreclosure or forfeiture proceedings by any creditor of Stellaris or the Hospital, or by any governmental agency against any collateral securing any loan or credit facility, (ix) Stellaris’ divestiture or sale of the Hospital.

If Stellaris and the Hospital do not receive a Certificate of Need (if required) for the Meditech software implementation by September 30, 2004, or Stellaris terminates the Letter of Engagement with FCG to implement the Meditech software system, then FCG’s obligations under this letter agreement will immediately terminate and this letter agreement will be of no further force or effect.

FCG also agrees to provide resources, to the extent mutually agreed, to help reduce the Hospital’s A/R Days Outstanding prior to the Commencement Date and during the Interest Payment Period.  Such FCG assistance will provide value to the Hospital as they are skilled professionals that generally provide consulting and operational services for other FCG clients in the area of revenue cycle.

If this letter agreement is acceptable to the Hospital, please acknowledge and agree to these terms by countersigning below.

Best regards,	Accept and Agree:

Luther Nussbaum	Name:
Chief Executive Officer	Chief Executive Officer